Exhibit 1

Translation of French language original

         DISCLOSURE BY THE DIRECTORS AND EXECUTIVE OFFICERS OF HAVAS SA
                    OF THEIR TRANSACTIONS IN HAVAS SECURITIES
                          DURING THE FIRST HALF OF 2003

----------------------------------------------------------------------------------------------------------------
                                  GROSS FLOWS                                       OPEN POSITIONS
                            for the half-year period                 as of the last day of the half-year period
----------------------------------------------------------------------------------------------------------------
                                                                        Purchase                  Sale
                            Purchases          Sales                    Interests               Interests
----------------------------------------------------------------------------------------------------------------
Number of directors/           15                1                        -                          -
executive officers
concerned
----------------------------------------------------------------------------------------------------------------
                                                                    Calls purchased    -      Calls sold     -
                                                                    --------------------------------------------
Number of securities         33 469*           20,000               Puts sold          -      Puts purchased -
                                                                    --------------------------------------------
                                                                    Deferred purchases -      Deferred sales -
----------------------------------------------------------------------------------------------------------------
Weighted average              3.63             4.03
price
(euros)
----------------------------------------------------------------------------------------------------------------

* Includes 26,969 shares delivered as partial payment of a portion of the year 2002 directors' fees in Havas shares